UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: September 30, 2000
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Morgan Stanley Dean Witter & Co.(1)
-----------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

    1585 Broadway
----------------------------------------------------------------------------
                                   (Street)

    New York                          NY                            10036
-----------------------------------------------------------------------------
     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Cardiac Pathway Corporation (CPWY)
-----------------------------------------------------------------------------

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


-----------------------------------------------------------------------------


4.   Statement for Month/Year

     12/2000
-----------------------------------------------------------------------------


5.   If Amendment, Date of Original (Month/Day/Year)


-----------------------------------------------------------------------------


6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

----------------------------------------------------------------------------


7.   Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
----

  X     Form filed by More than One Reporting Person
----

          Table I -- Non-Derivative Securities Acquired, Disposed of or
                               Beneficially Owned


1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                             (Month/                                                                   (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)    Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock               12/20/00   (P)         588,235    A      $4.25          588,235                 I(2)        through
                                                                                                                       partnerships



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertaible
  Preferred Stock                    $0.00                                                                   Immed.         N/A

Series B Convertible
  Preferred Stock Warrants           $0.00                                                                   Immed.      5/31/04




1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible
  Preferred Stock                  Common Stock        2,180,000     $1,000.00          10,000              I(2)    through
                                                                                                                    partnerships (3)

Series B Convertaible
  Preferred Stock Warrants         Common Stock           21,800     $1,000.00             100              I(2)    through
                                                                                                                    partnerships

--------------------------------
Explanation of Responses:

(1) Please see attached Joint Filer Information.
                                                                                                    /s/ Peter Vogelsang
(2) The reported securities are owned by Morgan Stanley Venture Partners III, L.P.,     --------------------------------------------
Morgan Stanley Venture Investors III, L.P. and the Morgan Stanley Venture Partners            **Signature of Reporting Person
Entrepreneur Fund, L.P. (collectively, the "Funds").  Morgan Stanley Venture             By: Peter Vogelsang, authorized signatory
Capital III, Inc. ("MSVC III, Inc.") is an institutional managing member of              for Morgan Stanley Dean Witter & Co.
Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C."), the General
Partner of the Funds. MSVC III, Inc. disclaims beneficial ownership of the securities except to the extent of its pecuniary interests as the institutional managing member of MSVP III, L.L.C.
                                                                                                   /s/ Martin M. Cohen,
(3) 9,900 shares of Series B Convertible Preferred Stock are held by the Funds.         --------------------------------------------
The remaining 100 shares of Series B Convertible Preferred Stock is                           **Signature of Reporting Person
held by Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDWEF, Inc.").                          By: Martin M. Cohen,
                                                                                        Vice President and Secretary of MSDWEF, Inc.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.         /s/ Debra Abramovitz
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                             --------------------------------------------
                                                                                            **Signature of Reporting Person
Note: File three copies of this Form, one of which must be manually signed.             By: Debra Abramovitz, Vice President and
      space provided is insufficient, see Instruction 6 for procedure.                      Treasurer of  MSVC III, Inc.,
                                                                                            institutional managing member of MSVP
Potential persons who are to respond to the collection of information contained             III, L.L.C., the General Partner of the
in this form are not required to respond unless the form displays a currently               Funds, for each of these entities.
valid OMB Number.

                                                                                                                           1/8/01
                                                                                                                       -------------
                                                                                                                            Date

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)

                                     JOINT FILER INFORMATION

     Each of the following joint filers has designated Morgan Stanley Dean Witter & Co. ("MSDW") as the "Designated Filer" for purposes of the attached Form 4:

         (1) Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") 1221 Avenue of the Americas
                New York, New York 10020

         (2) Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.") 1221 Avenue of the Americas
                New York, New York 10020

         (3) Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.") 1221 Avenue of the Americas
                New York, New York 10020

         (4) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")
                1221 Avenue of the Americas
                New York, New York 10020

         (5) Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.") 1221 Avenue of the Americas
                New York, New York 10020

         (6)    Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDWEF,
                Inc.")
                1221 Avenue of the Americas
                New York, New York 10020

         Issuer & Ticker Symbol: Cardiac Pathways Corporation (CPWY) Dates of Events Requiring Statement: 12/20/00


Signature: /s/ Peter Vogelsang
          -------------------------------------------------------------
          By: Peter Vogelsang, as authorized signatory for MSDW.

Signature: /s/ Debra Abramovitz
          -------------------------------------------------------------
         By:  Debra Abramovitz, as Vice President and Treasurer of
              MSVC III, Inc., the institutional managing member of
              MSVP III, L.L.C., the General Partner of MSVP III, L.P., the Entrepreneur Fund and MSVI III, L.P.


Signature: /s/ Martin M. Cohen
          -------------------------------------------------------------
        By:   Martin M. Cohen, as Vice President and Secretary of
              MSDWEF, Inc.